# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: Kustepe Mahallesi Mecidiyekoy Yolu, Cadde no: 12 Trump Towers Kule 2 K2, Sisli, Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-025221
Filed by CIK 0001911741

## Reporting persons
- TURKCOMMERCE B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TEMPLETON TURKEY FUND GP LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TEMPLETON ASSET MANAGEMENT LTD.: type of reporting person: partnership (PN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: Kustepe Mahallesi Mecidiyekoy Yolu, Cadde no: 12 Trump Towers Kule 2 K2, Sisli, Istanbul, W8, 34387

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

1.TurkCommerce B.V.
2.Templeton Turkey Fund GP Ltd.
3.Templeton Asset Management Ltd.
Address of principal business office or, if none, residence:
The principal business address of TurkCommerce B.V. is as follows:
Amstelveenseweg 760
1081JK Amsterdam
Netherlands

The principal business address of Templeton Turkey Fund GP Ltd. is as follows:
Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

The principal business address of Templeton Asset Management Ltd. is as follows:
7 Temasek Boulevard
Suntec Tower One, #26-03
Singapore 038987
Citizenship: See Row 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to row 9 of the cover page for each Reporting Person.
Percent of class: See response to row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See response to row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See response to row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See response to row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See response to row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: The Reporting Persons disposed of all of the Issuer's Ordinary Shares, nominal value TRY 0.20 per share (the "Shares"), on or about January 9, 2026. As a result, any group with respect to the Shares which included any of the Reporting Persons has been dissolved with respect to the Reporting Persons.

## Item 10. Certifications
Not applicable.

## Signatures
- TURKCOMMERCE B.V.: /s/ Jelle van Dulken, Jelle van Dulken/Director A (02/25/2026)
- TURKCOMMERCE B.V.: /s/ Mustafa Aydemir, Mustafa Aydemir/Director B (02/25/2026)
- TEMPLETON TURKEY FUND GP LTD: /s/ Matthew Hinkle, Matthew Hinkle/Director (02/25/2026)
- TEMPLETON ASSET MANAGEMENT LTD.: /s/ Tek Khoan Ong, Tek Khoan Ong/Director (02/25/2026)